SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Merant plc

(Name of Subject Company)

Merant plc

(Name of Person Filing Statement)

Ordinary Shares, nominal value £0.02 each,

and American Depositary Shares, each representing 5 Ordinary Shares

(Title of Class of Securities)

587336 10 8 (American Depositary Shares)

(CUSIP Number of Class of Securities)

Stephen M. Going

Vice President and General Counsel

Merant

3445 NW 211th Terrace

Hillsboro, OR 97124

1 (503) 617-2852

(Name, Address and Telephone Number of

Person Authorized to Receive Notice and Communications

on Behalf of the Person Filing Statement)

Copies to:

Michael J. Silver	John M. Basnage Peter E. Kohl
Hogan & Hartson L.L.P.	Hogan & Hartson L.L.P.
111 S. Calvert Street	One Angel Court
Suite 1600	London EC2R 7HJ
Baltimore, MD 21202	England
1 (410) 659 2700	011 44 20 7367 0200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Merant plc, a public limited company organized under the laws of England and Wales (“Merant”). Merant’s principal executive offices are located at Abbey View, Everard Close, St Albans, Hertfordshire, AL1 2PS, England. Merant’s telephone number at its principal executive office is +44 (0) 1727 812 812.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule”) relates is the ordinary shares, nominal value £0.02 per share, of Merant (the “Merant Shares”) and the American Depositary Shares of Merant, each representing five Merant Shares (the “Merant ADSs”). The Merant Shares and the Merant ADSs are hereinafter collectively referred to as the “Merant securities”. Holders of Merant Shares and Merant ADSs are collectively referred to as “Merant Securityholders”. As of March 15, 2004 (the lastest practicable date prior to the filing of this Schedule) there were 105,907,136 Merant Shares issued and outstanding, approximately 7.7% of which were represented by Merant ADSs. Merant Shares are listed on the Official List and publicly traded on the London Stock Exchange under the symbol “MRN” and on Nasdaq in the form of ADSs under the symbol “MRNT”.

Item 2. Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Merant, which is the subject company and the person filing this Schedule, are set forth in Item 1 above.

Tender Offer

This Schedule relates to the offer (the “Offer”) by SERENA Software, Inc., a Delaware corporation (“SERENA”), to acquire all of the issued and to be issued and unconditionally allotted Merant Shares and Merant ADSs on the following basis:

•	136.5 pence in cash and 0.04966 of a share of common stock, par value $0.001 per share (each such share, a “SERENA Share”) for every 1 Merant Share and

•	682.5 pence in cash and 0.2483 of a SERENA Share for every 1 Merant ADS,

in each case subject to a “mix and match election” under which Merant Securityholders who validly accept the Offer may request to vary the proportions in which they receive SERENA Shares and cash in respect of their Merant securities.

The Offer is described in an offer document (the “Offer Document”) forming part of the Registration Statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”) of SERENA filed with the Securities and Exchange Commission on March 8, 2004. The offer values the entire issued share capital of Merant at approximately £206 million ($380 million). This is based on an exchange rate of $1.8488 : £1.00, which is calculated as the average of the U.S. dollar/pound sterling exchange rate derived from the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) for the five trading days ended March 3, 2004 and the price per SERENA Share of $21.78, calculated as the average of the closing prices of one SERENA Share as reported on Nasdaq for the twenty U.S. trading days ended March 1, 2004.

The Form S-4 states that the principal executive office of SERENA is located at 2755 Campus Drive, 3rd Floor, San Mateo, California 94403-2538 and that the telephone number at such principal executive office is 1 (650) 522 6600. SERENA shares are quoted on Nasdaq under the symbol “SRNA”.

All information contained in this Schedule or incorporated herein by reference concerning SERENA or its affiliates, or actions or events with respect to any of them, was provided to Merant by SERENA, and Merant takes no responsibility for the accuracy or completeness of such information or for any failure by SERENA to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Mix and Match Election

Merant Securityholders who validly accept the Offer will be able to request under the mix and match election to vary the proportions in which they receive SERENA Shares and cash in respect of their Merant securities.

The maximum number of new SERENA Shares to be issued under the Offer and the maximum amount of cash to be paid under the Offer will not be varied as a result of the mix and match election. Accordingly, a Merant Securityholder’s mix and match election will be satisfied only to the extent that other Merant Securityholders make opposite elections. To the extent that elections cannot be satisfied in full, they will be scaled down on a pro rata basis. To the extent that elections can be satisfied, electing Merant Securityholders will receive new SERENA Shares instead of cash, and vice versa.

Accordingly, Merant Securityholders who make mix and match elections will not know the exact number of new SERENA Shares or the amount of cash they will receive until settlement of the consideration under the Offer, although an announcement of the approximate extent to which mix and match elections will be satisfied will be made two days after the mix and match election ceases to be open for acceptance.

All adjustments to the amount of cash or SERENA Shares received by any Merant Securityholder in the mix and match election will be calculated based on a value per Merant Share of 195 pence and a value per SERENA share of £11.78. This is based on an exchange rate of $1.8488 : £1.00, which is calculated as the average of the U.S. dollar/pound sterling noon buying rates for the five trading days ended March 3, 2004 and price per SERENA share of $21.78, which is calculated as the average of the closing prices of one SERENA share as reported on Nasdaq for the twenty U.S. trading days ended on March 1, 2004.

Although the Offer will remain open for a subsequent offer period of at least 14 calendar days after the date on which the Offer becomes or is declared unconditional in all respects, the mix and match election will remain open until, but not beyond, 3:00 pm London time (10:00 am New York City time) on the date falling five calendar days after the Offer becomes or is declared unconditional in all respects. Mix and match elections must be made at the same time as the acceptances of the Offer to which they relate, on the relevant acceptance form. Merant Securityholders who do not make a mix and match election or who do not accept the Offer until after the fifth calendar day after the Offer becomes or is declared unconditional in all respects will receive the basic entitlement of 136.5 pence in cash and 0.04966 new SERENA Shares for every Merant Share held (directly or through Merant ADSs).

A mix and match election made by a Merant Securityholder may not be changed after the time that it is first made on the relevant acceptance form. However, acceptances, including the associated mix and match election, may be withdrawn in accordance with the procedures described in the Offer Document. This right of withdrawal, except in limited circumstances, terminates at the time that the Offer becomes unconditional in all respects (i.e. at the end of the initial offer period). Accordingly, mix and match elections made in the five calendar day period between the end of the initial offer period and the time and date at which the mix and match election ceases to be open for acceptance cannot be changed or withdrawn.

The mix and match election is conditional upon the Offer becoming or being declared unconditional in all respects. Further information related to the mix and match election is set forth in Appendix 1 to the Offer Document.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described or referred to below, or incorporated herein by reference, there exists on the date hereof no material contract, arrangement or understanding and no actual or potential conflict of interest between Merant or its affiliates and (i) Merant’s executive officers, directors or affiliates or (ii) SERENA, its executive officers, directors or affiliates.

Inducement Agreement

Merant and SERENA entered into an inducement agreement (the “Inducement Agreement”) on March 3, 2004. Pursuant to the Inducement Agreement:

(a)	Merant has agreed to pay SERENA a fee of £2.06 million ($3.71 million based on an exchange rate of $1.7993 : £1.00 as at March 15, 2004, the latest practicable date prior to the filing of this Schedule) in certain limited circumstances. Save in certain limited circumstances including failure to obtain approval for the Offer under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or other applicable antitrust law, this fee is payable on either of the following events:

•	if a higher competing offer or other competing transaction (or an intention to do either) is publicly announced by a third party and the Merant board fails to reaffirm its unanimous recommendation of the Offer and subsequently the Offer lapses or is withdrawn; or

•	if the board of Merant withdraws or modifies its recommendation of the Offer.

(b)

Merant has agreed that it will not solicit, initiate, seek, encourage, facilitate or support any inquiry, proposal or offer from, furnish any information to, or participate in any discussions or negotiations with, any third party regarding any acquisition of Merant, or any of its subsidiaries, or business combination involving Merant or any of its subsidiaries, or any sale or acquisition of any of the share capital or any material portion of the assets of Merant, referred to as an alternative proposal. Merant may respond to an unsolicited alternative proposal by conducting discussions, supplying information and taking such other actions (including in the case of the Merant board of directors, recommending any alternative proposal to Merant’s shareholders) so far as the Merant’s board of directors has in good faith concluded (following receipt of advice of its outside legal counsel and its financial advisor) they are required to do so to comply with the directors’ fiduciary duties or their obligations under the U.K. City Code on Takeovers and

Mergers (the “City Code”) or other applicable laws. Merant has agreed to notify SERENA promptly after receipt of any proposal for, or inquiry respecting, any alternative proposal, any material developments with respect thereto, or any request for information in connection with such a proposal or inquiry, on an ongoing basis. The notice must indicate the material terms and conditions of any alternative proposal, inquiry or developments.

(c)	SERENA and Merant have agreed to certain other matters relating to the Offer, including the proposed treatment of Merant’s share option schemes, cooperation in relation to the conduct of the Offer and limitations on Merant’s issuance of Merant securities and Merant options during the pendency of the Offer.

A copy of the Inducement Agreement is filed as Exhibit (e)(viii) to this Schedule and is incorporated herein by reference.

Non-disclosure Agreement

SERENA and Merant entered into a mutual non-disclosure agreement with respect to information provided during the course of evaluating the potential offer. SERENA and Merant agreed not to solicit each other’s employees for one year, subject to an exception for general solicitations not directed at a particular employee.

Directors’ Irrevocable Undertakings

The directors of Merant, being J. Michael Gullard, Gerald Perkel, Harold Hughes, Michel Berty, Barry Lynn and Don Watters, have each given irrevocable undertakings (the “Director Undertakings”) to SERENA and Lehman Brothers Europe Limited (“Lehman Brothers”) pursuant to which each of the directors of Merant has undertaken to SERENA that he will accept the Offer. Each director has also agreed that, until the date on which the Offer becomes unconditional in all respects or is withdrawn or lapses, he shall not exercise the voting rights attached to his Merant shares (representing an aggregate of approximately 0.36 percent of the Merant shares) in any manner which would frustrate the Offer or prevent the Offer becoming or being declared unconditional.

The terms of the Director Undertakings are the same in all material respects except for the amount of Merant shares involved. One Merant director, Gerald Perkel, has undertaken to accept the Offer in respect of not only existing Merant shares but all Merant shares that he derives from options. No other Merant director holds any options over Merant securities. The Director Undertakings have been filed as Exhibits e(i) through e(vii) of this Schedule and are incorporated herein by reference. Further information related to the Director Undertakings is set forth in the Offer Document.

Shareholder’s Irrevocable Undertaking

One of Merant’s principal shareholders, Merant Trustees Limited, has given an irrevocable undertaking to SERENA and Lehman Brothers pursuant to which Merant Trustees Limited has agreed, subject to the terms and conditions set forth therein, to accept the Offer and not to exercise or permit the exercising of voting rights attaching to the 7,415,488 Merant Shares (representing approximately 7.0 percent of Merant’s existing issued share capital) held by it in any manner which is likely to frustrate the Offer or prevent it from becoming or being declared unconditional in all respects. The undertaking provided by Merant Trustees Limited ceases to be binding only (i) if the Offer lapses or is withdrawn or (ii) if a higher offer is made by a third party: (a) which is recommended by Merant and SERENA has not increased its offer within 7 days or (b) which is declared unconditional in all respects. Further information related to the shareholder’s irrevocable undertakings is set forth in the Offer Document.

Effects of the Offer under Merant’s Share Option Schemes

The Offer extends, subject to the terms and conditions set forth in Offer Document and the related Form of Acceptance and Letter of Transmittal, to all Merant shares unconditionally allotted or issued fully paid (or credited as fully paid) upon exercise of options under the Merant share schemes while the Offer remains open for acceptance (or until such earlier date as SERENA may, subject to the provisions of the City Code, determine). As required by the City Code, appropriate proposals will be made to the holders of options under the Merant share schemes in due course.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on March 3, 2004, the board of directors of Merant, who had been so advised by UBS Limited (“UBS”), determined that the terms of the Offer were fair from a financial point of view to Merant Securityholders. At this meeting, the Board unanimously approved the Offer and all other transactions contemplated by the Offer. Merant Securityholders are directed to Appendix A, which contains important information concerning the assumptions in, limitations of, and qualifications to UBS’ advice to the Merant board.

THE BOARD UNANIMOUSLY RECOMMENDS THAT MERANT SECURITYHOLDERS ACCEPT THE OFFER AND TENDER THEIR ORDINARY SHARES AND ADSs IN THE OFFER.

Further information related to the board’s recommendation is set forth in the Offer Document. A copy of the press release announcing the Offer and the recommendation of the board of directors of Merant is filed as Exhibit (a)(5)(ii) to this Schedule and is incorporated herein by reference.

Background of the Offer

On September 18, 2003, Mark Woodward, President and Chief Executive Officer of SERENA, spoke at an event hosted by UBS with Michael Gullard, the chairman of the board of directors of Merant, about the similarities between the two companies and possible synergies that could be realized if the two companies were combined. Mr. Gullard suggested to Mr. Woodward that he contact Gerald K. Perkel, President and Chief Executive Officer of Merant, to discuss a possible business combination.

On September 19, 2003, Mr. Woodward spoke by telephone with Mr. Perkel to discuss a possible business combination. Both parties expressed interest in talking further regarding a combination and Mr. Woodward suggested a meeting in San Mateo.

On September 22, 2003, Mr. Woodward had dinner with Mr. Perkel and the two discussed their assessments of the value that could be achieved by a possible business combination. Mr. Woodward and Mr. Perkel agreed that there was the potential to realize synergies by combining the companies to become the number two market share in the enterprise change management industry.

In late September 2003, SERENA hired Lehman Brothers to act as its financial advisor in connection with its exploration of possible acquisitions.

In early October 2003, Mr. Woodward and Mr. Perkel had a further telephone discussion regarding a possible combination between Merant and SERENA.

On October 23, 2003, Mr. Woodward, Robert Pender, SERENA’s Chief Financial Officer, and representatives of Lehman Brothers met with Mr. Perkel, Scott Hildebrandt, Merant’s Chief Financial Officer, and representatives of UBS. The parties executed a confidentiality agreement and made presentations about their respective businesses and held preliminary discussions regarding a possible combination. Also on October 23, 2003, Merant engaged UBS as its financial advisor to assist Merant in evaluating its strategic alternatives.

After the October 23, 2003 meeting, SERENA and Lehman Brothers began to explore the feasibility of SERENA combining with Merant. Lehman Brothers made a presentation to the SERENA board of directors on November 19, 2003 regarding a possible transaction with Merant. In November 2003, SERENA came to the conclusion that it would be better positioned to evaluate potential significant strategic transactions, including a potential combination with Merant, if SERENA raised financing in advance of proceeding with any further exploration of potential transactions with Merant or any other party. SERENA informed Merant that it could not proceed with their preliminary discussions but might do so at a future time. In December 2003, SERENA issued $220 million of convertible notes in a private transaction under Rule 144A under the Securities Act.

After completing its convertible note offering, SERENA decided to contact Merant and explore the terms of a possible transaction with Merant. On December 19, 2003, Lehman Brothers sent a letter to UBS outlining the terms that SERENA would expect to be addressed in a formal offer for Merant, indicating that SERENA would be prepared to consider a transaction in a range of $16 to $17 per ADS, with consideration consisting of 70% cash and 30% SERENA shares. The indicative terms also indicated that the number of SERENA shares to be offered would be determined based on the average of the closing prices of one share of SERENA common stock for the twenty trading days ending but not including two trading days before announcement of a firm intention to make the Offer. Lehman Brothers further proposed on behalf of SERENA that Merant agree to an exclusive negotiation period. Through UBS, Merant indicated on 24th December that the proposed price range was not acceptable.

In January 2004, Mr. Perkel agreed to limited due diligence for the purpose of permitting SERENA to reconsider its proposed price range. On January 16, 2004, Mr. Woodward, Mr. Pender, and representatives of Lehman Brothers met again with Mr. Perkel, Mr. Hildebrandt and representatives of UBS for the purpose of conducting further due diligence.

On January 17, 2004, Mr. Woodward telephoned Mr. Perkel and offered to increase the indicative price range from 185 pence to 200 pence per Merant share, with the same percentage combination of cash and SERENA shares. Mr. Woodward noted that the proposal was subject to full due diligence, negotiation of the structural and other matters necessary to consummate a transaction, preparation of documentation acceptable to both parties to reflect those matters and agreement on a final price. Mr. Perkel indicated that the price range was adequate for Mr. Perkel to consider entering into an exclusive negotiation period. SERENA, Merant and their respective financial advisors and legal counsel negotiated the terms of the exclusivity agreement during the period from January 18, 2004 until January 26, 2004. On January 27, 2004, SERENA and Merant executed an exclusivity agreement that extended until February 20, 2004.

Commencing the week of February 2, 2004, SERENA began conducting due diligence and preparing transaction documentation in the event the parties determined they intended to proceed with a transaction. On February 20, 2004, in consideration of SERENA’s continuing effort and expense with respect to the proposed transaction, Merant agreed to extend the exclusivity period until March 3, 2004. The parties completed their due diligence, negotiated the terms of the Offer and prepared transaction documentation between February 9, 2004 and March 3, 2004. During the week of February 23, 2004, Mr. Woodward and Mr. Pender and representatives of Lehman Brothers had a number of discussions with Mr. Perkel and Mr. Hildebrandt and representatives of UBS regarding a final price. On February 29, 2004, the parties agreed to a final proposed price for the Offer of 195 pence per Merant share, consisting of 136.5 pence in cash and a number of SERENA shares with a value equal to 58.5 pence, determined based on the average of the closing prices of one SERENA share for the twenty trading days ended March 1, 2004.

On March 1, 2004, the board of directors of SERENA approved the final terms of the Offer.

On March 3, 2004, the board of directors of Merant met to consider the final terms of the transaction and, having been so advised by UBS, determined that it considered the terms of the Offer fair from a financial point of view. In providing this advice, UBS took account of the directors’ commercial assessments. Merant’s board of directors then approved the execution of the inducement agreement and the release of the announcement of SERENA’s firm intention to make an offer. The Merant board of directors further determined that they intended unanimously to recommend that Merant Securityholders accept the Offer. Merant Securityholders are directed to Appendix A, which contains important information concerning the assumptions in, limitations of, and qualifications to UBS’ advice to the Merant board.

On March 3, 2004, SERENA and Merant entered into the inducement agreement and SERENA announced its intention to make the Offer which the Merant directors stated their intention to recommend.

On March 18, 2004, SERENA (and Lehman Brothers on its behalf outside the United States) made the Offer and the Merant board unanimously recommended that Merant Securityholders accept the Offer.

Further information related to the background of the Offer is set forth in the Offer Document.

Reasons for the Recommendation of the Board

The acquisition of Merant by SERENA will create the second largest provider of ECM software solutions, serving the complex change management needs of at least 46 of the Fortune 50 largest companies worldwide, with a resulting combined installed base of over 15,000 customers. SERENA believes this installed base will provide the combined company with distribution leverage to cross sell products, expand into new geographies, create new opportunities in channel development and generate a profitable and steady maintenance revenue stream.

The combination brings together two leaders in ECM with the complementary strengths of SERENA on mainframe platforms and Merant on distributed systems and similar visions for future market share expansion.

The boards of directors of SERENA and Merant believe the combination should deliver significant strategic benefits and provide opportunities to reduce expenses and that the combined company would:

•	create the leading ECM vendor with integrated software solutions running on all major operating systems, from the mainframe to UNIX, LINUX and NT distributed systems environments all the way to the worldwide web;

•	combine SERENA’s market leading mainframe Software Configuration Management, or SCM, product with Merant’s market leading enterprise distributed SCM product;

•	deepen and strengthen the customer base by combining SERENA’s more than 3,600 customers with Merant’s more than 15,000 customer accounts;

•	accelerate SERENA’s ability to offer customers its vision of application life cycle management solutions branded as SERENA’s Application Framework for Enterprises (SAFE™), thereby accessing larger markets and enabling the combined company to compete more effectively; and

•	offer significant potential cost savings in the areas of overlap such as dual exchange listing, dual public company compliance obligations and dual administrative infrastructures as well as a number of other duplicative areas and initiatives.

Both SERENA and Merant have been pursuing similar strategies and strategic investments to enable the application of change management technology beyond SCM to broader applications within information technology. Further information related to the reasons for the Offer is set forth in the Offer Document.

Intent to Tender

SERENA has received irrevocable undertakings to accept the Offer representing approximately 7.4 percent of Merant’s existing issued share capital. SERENA has also received confirmations of intent to accept the Offer, representing in the aggregate approximately 27.3 percent of Merant’s existing issued share capital. The Merant Securityholders from whom SERENA has received undertakings and confirmations of intent (including a confirmation of intent from Schroder Investment Management Limited), hold an aggregate of 34.61 percent of the issued share capital of Merant as of March 15, 2004, the latest practicable date prior to the filing of this Schedule.

Merant directors have irrevocably undertaken to accept the Offer in respect of their own beneficial holdings, comprising 381,389 Merant shares in aggregate (representing approximately 0.36 percent of Merant’s existing issued share capital). Merant Trustees Limited has irrevocably undertaken to accept the Offer in respect of its beneficial holdings, comprising 7,415,488 Merant shares (representing approximately 7.0 percent of Merant’s existing issued share capital).

One Merant director, Gerald Perkel, has also irrevocably undertaken to accept the Offer in respect of all Merant shares he receives as a result of the exercise of options during the period while the Offer is open for acceptance, representing up to 1,500,000 Merant shares. No other Merant director holds any options over Merant shares.

Further information related to the parties’ intent to accept the Offer is set forth in the Offer Document.

Item 5.    Persons/Assets Retained, Employed, Compensated or Used.

UBS

Merant has retained UBS to act as its exclusive financial adviser in connection with the Offer. Pursuant to Merant’s engagement letter with UBS dated October 23, 2004, Merant agreed to pay UBS customary fees for its financial advisory services in connection with the Offer. Please refer to Appendix A for further information related to UBS.

Neither Merant, nor any person acting on its behalf, has employed, retained or compensated any other person to make solicitations or recommendations to its securityholders on its behalf concerning the Offer. Further information related to UBS and its role in the Offer is set forth in the Offer Document.

Item 6.    Interest in Securities of the Subject Company.

During the past 60 days, no transactions in the Merant Shares or Merant ADSs have been effected by Merant or any subsidiary of Merant, or, to the knowledge of Merant, any affiliate or any executive officer or director of Merant.

Item 7.    Purposes of the Transaction and Plans or Proposals.

The purpose of the Offer is to enable SERENA to acquire the entire share capital of Merant. Upon the Offer becoming or being declared unconditional in all respects, SERENA intends in accordance with the relevant provision of the Companies Act in the United Kingdom, to compulsorily acquire those Merant Shares not acquired pursuant to the Offer, following which Merant would become a wholly-owned subsidiary of SERENA.

Merant has been advised that if, within four months after the date of this Schedule, as a result of the Offer or otherwise, SERENA acquires or contracts to acquire Merant securities representing at least 90 percent in nominal value of Merant shares (including Merant shares represented by Merant ADSs) to which the Offer relates, then:

•	SERENA will be entitled and intends to effect the compulsory acquisition procedures provided for in sections 428 to 430F of the Companies Act to compel the purchase of any outstanding Merant securities on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in the Companies Act and

•	a holder of Merant securities may require SERENA to purchase such holder’s Merant securities on the same terms as provided in the Offer in accordance with the relevant procedures and time limits described in section 430A of the Companies Act.

If, for any reason, the above mentioned compulsory acquisition procedures are not invoked, SERENA will evaluate other alternatives to obtain the remaining Merant securities not purchased pursuant to the Offer or otherwise. Such alternatives could include acquiring additional Merant securities in the open market, in privately negotiated transactions, through another offer to purchase, by means of a scheme of arrangement under the Companies Act or otherwise. Any such additional acquisitions could be for a consideration greater or less than, or equal to, the consideration for Merant securities under the Offer. However, under the City Code, except with the consent of the Panel, SERENA may not acquire any Merant securities on better terms than those of the Offer within six months of termination of the Offer if SERENA, together with any persons acting in concert with it (as defined by the City Code), holds shares carrying more than 50 percent of the voting rights normally exercisable at general meetings of Merant.

Holders of Merant securities do not have appraisal rights as a result of the Offer. However, in the event that the compulsory acquisition procedures referred to above are available to SERENA, holders of Merant securities whose Merant securities have not been purchased pursuant to the Offer will have certain rights to object under section 430C of the Companies Act. There will be a limited reintroduction of the mix and match election among the Merant Securityholders subject to the compulsory acquisiton.

Merant has further been advised that when the Offer becomes or is declared unconditional in all respects, SERENA intends to procure the making of an application by Merant for the removal of Merant Shares from the Official List of the U.K. Listing Authority and for the cancellation of trading in Merant Shares on the London Stock Exchange’s market for listed securities and also for the delisting of Merant ADSs and Merant Shares (the Merant Shares do not trade on Nasdaq and are qualified with Nasdaq only in connection with the ADS program) from Nasdaq. It is anticipated that cancellation of listing from the Official List and cancellation of trading on the London Stock Exchange will take effect no earlier than 20 business days after the Offer becomes or is declared unconditional in all respects.

Except as set forth in this Schedule (including the Offer Document and other materials exhibited or incorporated by reference), Merant is not currently undertaking or engaged in negotiations in response to the Offer that relate to: (1) a tender offer for or other acquisitions of Merant’s securities by Merant, any subsidiary of Merant or any other person, (2) any extraordinary transactions, such as a merger, reorganization or liquidation, involving Merant or any subsidiary of Merant, (3) a purchase, sale or transfer of a material amount of assets of Merant or any subsidiary of Merant or (4) any material change in the present dividend policy, indebtedness or capitalization of Merant.

Except as set forth in this Schedule (including the Offer Document and other materials exhibited or incorporated by reference), there are no transactions, resolutions of the Merant board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.

The Offer is subject to the terms and conditions set forth in the Offer Document. Copies of the Offer Document, Letter of Transmittal and Form of Acceptance are filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) hereto and are incorporated herein by reference.

Item 9.    Exhibits.

Exhibit	Description

(a)(1)(i)	Offer Document (incorporated by reference to the Registration Statement on Form S-4, File No. 333-113405 filed by SERENA on March 18, 2004, as amended (the “2004 Form S-4”)

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.3 to the 2004 Form S-4)

(a)(1)(iii)	Form of Acceptance (incorporated by reference to Exhibit 99.4 to the 2004 Form S-4)

(a)(1)(iv)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.5 to the 2004 Form S-4)

Exhibit	Description

(a)(5)(i)	Joint press release dated March 3, 2004 (incorporated by reference to Exhibit 1 to Merant’s Solicitation/Recommendation Statement on Schedule 14D-9C filed on March 3, 2004)

(a)(5)(ii)	Press release related to Merant’s third quarter results dated March 3, 2004 (incorporated by reference to Exhibit 1 to Merant’s Report on Form 6-K filed on March 3, 2004)

(e)(i)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and J. Michael Gullard (incorporated by reference to Exhibit 1 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(ii)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Gerald Perkel (incorporated by reference to Exhibit 2 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(iii)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Harold Hughes (incorporated by reference to Exhibit 3 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(iv)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Michel Berty (incorporated by reference to Exhibit 4 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(v)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Barry X. Lynn (incorporated by reference to Exhibit 5 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(vi)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Don C. Watters (incorporated by reference to Exhibit 6 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(vii)	Irrevocable Undertaking dated March 3, 2004 by and among SERENA, Lehman Brothers Europe Limited and Merant Trustees Limited (incorporated by reference to Exhibit 8 to the Schedule 13D filed by SERENA on March 9, 2004)

(e)(viii)	Inducement Agreement dated March 3, 2004 between Merant plc and SERENA (incorporated by reference to Exhibit 7 to the Schedule 13D filed by SERENA on March 9, 2004)

(g)	none

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Merant plc

By:	/s/ Gerald Perkel

Name: Gerald Perkel
Title: President, Chief Executive Officer and Director

Date: March 18, 2004

APPENDIX A

Advice of Merant’s Financial Advisor

The board of directors of Merant retained UBS to act as its financial adviser with respect to the offer. In connection with this engagement, Merant requested that UBS be named in connection with the Merant board’s recommendation of the offer on the following terms:

“The Merant board, who have been so advised by UBS, its financial adviser, considers the terms of the offer fair from a financial point of view. In providing advice to the directors, UBS has taken account of the directors’ commercial assessments.”

In providing this advice to the Merant board, UBS did not address Merant’s underlying business decision to effect the proposed transaction nor does UBS’ advice constitute any recommendation to any securityholders of Merant as to whether such securityholders should tender in the offer or otherwise act with respect to the offer. UBS relied upon the management of Merant as to the strategic rationale and the perceived benefits of the offer. At the direction of the board of directors of Merant, UBS was not asked to, nor did UBS, offer any advice as to the form of the proposed transaction. UBS rendered no advice as to what the value of SERENA’s stock will be when issued pursuant to the offer or the prices at which it will trade in the future. In rendering this advice, UBS assumed, with the consent of the board of directors of Merant, that the final form of the offer would not differ in any material respect from the draft that UBS examined, and that SERENA and Merant will comply with all the material terms of the offer.

In rendering its advice, UBS, among other things:

•	reviewed certain publicly available business and historical financial information relating to Merant and SERENA,

•	reviewed certain internal financial information and other data relating to the business and financial prospects of Merant, including estimates and financial forecasts prepared by management of Merant, that were provided to UBS by Merant and not publicly available,

•	reviewed certain estimates and financial forecasts for fiscal year 2005 for SERENA contained in a certain publicly available Wall Street research report that was provided to UBS by SERENA,

•	conducted discussions with members of the senior management of Merant and SERENA concerning the business and financial prospects of Merant and SERENA,

•	reviewed publicly available financial and stock market data with respect to certain other companies in lines of business UBS believed to be generally comparable to those of Merant,

•	compared the financial terms of the proposed transaction with the publicly available financial terms of certain other transactions which UBS believed to be generally relevant,

•	considered certain pro forma effects of the offer on SERENA’s financial statements,

•	reviewed a draft dated March 1, 2004 of the offer, and

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•	conducted such other financial studies, analyses, and investigations, and considered such other information as UBS deemed necessary or appropriate.

In connection with its review, at the direction of the board of directors of Merant, UBS did not assume any responsibility for independent verification for any of the information reviewed by UBS for the purpose of its advice and, with the consent of the board of directors of Merant, relied on such information being complete and accurate in all material respects, and UBS did not and does not assume any responsibility or legal liability therefor. In addition, at the direction of the board of directors of Merant, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Merant or SERENA, nor was UBS furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and pro forma effects referred to above, UBS assumed, at the direction of the board of directors of Merant, that they were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of Merant and SERENA as to the future performance of their respective companies. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the proposed transaction will be obtained without any material adverse effect on Merant, SERENA or the proposed transaction. UBS’ advice was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to UBS as of March 3, 2004.

Under the terms of its engagement, Merant has agreed to pay UBS customary fees for its financial advisory services in connection with the offer. In addition, Merant has agreed to reimburse UBS for certain of its expenses, including certain fees and disbursements of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under US federal securities laws, relating to, or arising out of, its engagement.

Merant selected UBS as its financial advisor in connection with the offer because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions and is familiar with Merant and its business. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.

In the past, UBS and its affiliates and predecessors have provided investment banking services to Merant and SERENA and received compensation for the rendering of such services. In the ordinary course of business, UBS, its successors and affiliates may trade securities of Merant or SERENA for their own accounts and the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities.

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